Filed pursuant to Rule 424(b)(3)
Registration No. 333-205233

Community Shores Bank Corporation
2,568,627 SHARES OF COMMON STOCK

This prospectus supplement No. 1 supplements information contained in that certain prospectus dated October 28, 2015, (as subsequently amended or supplemented, the “Prospectus”) relating to the offer to shareholders of record on October 12, 2015 subscription rights to purchase up to 2,568,627 shares of common stock of Community Shores Bank Corporation.

This prospectus supplement includes a Rights Offering Slide Presentation dated November 2015 which Community Shores intends to use in presentations to its shareholders in connection with the Rights Offering.

The information contained in the Rights Offering Presentation included in this prospectus supplement is dated as of the date of such document. This prospectus supplement should be read in conjunction with the Prospectus that was previously delivered, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 5, 2015

Rights Offering November 2015

Community Shores Bank Corporation Confidential Information Presentation This Presentation does not purport to contain all of the information that may be required to evaluate the Rights Offering , and you should review the that certain prospectus dated October 28 , 2015 , (as subsequently amended or supplemented, the “Prospectus”) relating to the offer to shareholders of record on October 12 , 2015 subscription rights to purchase up to 2 , 568 , 627 shares of common stock of Community Shores Bank Corporation (the “Company”) and the Company’s SEC filings that are incorpoarted in the Prospectus by refernece . You should conduct and rely upon your own independent analysis of the Company and the data contained or referred to in the Prospectus . Northing herein shall be construed as tax, business or legal advice . You should seek your own legal, business and tax advice . Additionally, although the Company has endeavored to include in the Presentation information known to it which it believes to be relevant for purposes of your investigation, you understand that the Company nor any of their representatives have made or makes any representation or warranty as to the accuracy or completeness of the Presentation . 2

Community Shores Bank Corporation Confidential Information Presentation 3 CAUTIONARY NOTE REGARDING FORWARD - LOOKING STATEMENTS IN THIS PRESENTATION This prospectus contains forward - looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and Community Shores Bank Corporation . Forward - looking statements are identifiable by words or phrases such as "outlook" or "strategy," that an event or trend "may," "should," "will," "is likely," or is "probable" to occur or "continue" or "is scheduled" or "on track" or that the Company or its management "anticipates," "believes," "estimates," "plans," "forecasts," "intends," "predicts," "projects," or "expects" a particular result, or is "confident," "optimistic" or has an "opinion" that an event will occur, or other words or phrases such as "ongoing," "future," or "tend" and variations of such words and similar expressions . Such statements are based upon current beliefs and expectations and involve substantial risks and uncertainties which could cause actual results to differ materially from those expressed or implied by such forward - looking statements . These statements include, among others, statements related to real estate valuation, economic and employment trends and projections, future levels of nonperforming loans, the rate of asset dispositions, future capital levels, capital raising activities (including the successful completion of the rights offering), dividends, future growth and funding sources, future liquidity levels, future profitability levels, our ability to comply with our Consent Order and Written Agreement, and the effects on earnings of changes in interest rates and the future level of other revenue sources . All of the information concerning interest rate sensitivity is forward - looking . All statements with references to future time periods are forward - looking .

Community Shores Bank Corporation Confidential Information Presentation 4 CAUTIONARY NOTE REGARDING FORWARD - LOOKING STATEMENTS IN THIS PRESENTATION (Continued) Management's determination of the provision and allowance for loan losses, the appropriate carrying value of intangible assets (including goodwill, mortgage servicing rights and tax deferred assets), other real estate owned and the fair value of investment securities (including whether any impairment on any investment security is temporary or other - than - temporary and the amount of any impairment) involves judgments that are inherently forward - looking . There can be no assurance that future loan losses will be limited to the amounts estimated . Our ability to fully comply with all of the provisions of our Consent Order and Written Agreement, improve regulatory capital ratios, raise additional capital, successfully implement new programs and initiatives, increase efficiencies, realize our deferred tax benefits, address regulatory issues, respond to declines in collateral values and credit quality, and improve profitability is not entirely within our control and is not assured . The future effect of changes in the financial and credit markets and the national and regional economy on the banking industry, generally, and on Community Shores Bank Corporation, specifically, are also inherently uncertain . These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("risk factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence . Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward - looking statements . Community Shores Bank Corporation undertakes no obligation to update, clarify or revise forward - looking statements to reflect developments that occur or information obtained after the date of this prospectus . Risk factors include, but are not limited to, the risk factors described under "Risk Factors" in the Prospectus . These and other factors are representative of the risk factors that may emerge and could cause a difference between an ultimate outcome and a preceding forward - looking statement .

Community Shores Bank Corporation Offering Highlights 5 • Community Shores Bank Corporation ISSUER: • $6,550,000 TRANSACTION SIZE: • $2.55 OFFERING PRICE: • 4.9% of Proforma Shares (approximately $588,214)* MAXIMUM INVESTMENT SIZE: • Common Stock TYPE OF SECURITY: • Subscription Rights Offering OFFERING TYPE: • 1,468,000 PRE - OFFERING SHARES OUTSTANDING: • Payment of TRUPS Interest Deferral, General Working Capital, and Contribution to Bank USE OF PROCEEDS: • Computershare Trust Company, N.A. SUBSCRIPTION AGENT: * Amounts in excess of 4.9% are subject to the discretion of the Board of Directors. This limit will not apply to persons who own in excess of 4.9% of our common stock as of the record date .

Community Shores Bank Corporation Investment Highlights 6 □ Only Community Bank Headquartered in Muskegon County □ Strong Management Team and Shareholder - Driven Board □ Asset Quality Returned to Health □ 3 Years of Profitability □ Attractive Valuation

Community Shores Bank Corporation Company Overview 7 • Community Shores Bank Corporation CSHB) is a bank holding company and owns all of the capital stock of Community Shores Bank . The Bank opened for business on January 18 , 1999 as a de novo with one branch office . The Bank now has 4 full service branch offices ; three in Muskegon County and one in northern Ottawa County in the c ity of Grand Haven . • The Bank is a full - service commercial bank offering retail and commercial banking services, including a wide array of electronic and internet based products, as well as employee benefit and investment management services . • Following Bank losses resulting from asset quality deterioration during the “Great Recession”, the Company returned to profitability in 2012 without additional capital from investment or government programs such as TARP . The Company’s return to profitability has been sustained for over 3 years and CSHB is poised for future growth and earnings . • As of September 30 , 2015 , on a consolidated basis, CSHB has total assets of approximately $ 191 . 1 million, total liabilities, including deposits, of approximately $ 183 . 1 million, total loans of approximately $ 123 . 6 million and total shareholders’ equity of approximately $ 7 . 9 million .

Community Shores Bank Corporation Market Overview 8 • Community Shores Bank Corporation operates along the Lake Michigan shoreline in western Michigan’s Muskegon and Northern Ottawa (Grand Haven, Ferrysburg, and Spring Lake) counties . • The area is highly desirable for tourism, recreation, and is within commuting distance of Grand Rapids, the second largest metropolitan area in Michigan . • The unemployment levels in Muskegon County are the lowest they have been since 2001 and employment grew by 1 . 5 % in 2014 . The Ottawa County unemployment at December 31 , 2014 was 4 . 2% , boasting an improvement of 5 . 9 % from December 30 , 2013 . • The Michigan economy has improved considerably since the depths of the recession, led by a strong rebound in manufacturing . As of December 2014 , manufacturing accounted for 21 % of the non - farm employment in Muskegon County . • CSHB is a true community bank which differentiates from major competitors that are primarily super - regional banks based in Ohio, Pennsylvania, and Texas .

Financial Highlights

		Calendar Year Ended			Quarter Ended				
		2012	2013	2014	6/30/2015[4]	9/30/2015[5]	9/30/2014[1]	12/31/2014[2]	3/31/2015[3]
Profitability (%)	Net Income (loss)	268	5,540	4,332	(233)*	9	41	4,078	33
	Return on Average Assets	0.13	2.86	2.25	(0.51)*	0.02	0.08	8.85	0.07
	Return on Average Equity	N/A	196.56	107.63	(11.48)*	0.46	4.09	383.18	1.57
	Net Interest Margin	3.53	3.54	3.44	2.58*	3.26	3.28	3.63	3.65
	Efficiency Ratio	96.00	57.52	96.27	123.66*	99.28	97.87	97.98	97.46
Balance Sheet ($000)	Total Assets	204,231	190,779	184,677	181,647	191,056	189,531	184,677	190,820
	Gross Loans (including held for sale)	131,871	131,794	129,935	127,173	123,615	128,084	129,935	127,658
	Allowance for Loan Losses	3,383	2,810	1,978	1,573	1,716	1,977	1,978	1,608
	Deposits	184,177	171,940	161,305	169,341	170,986	168,108	161,305	169,792
	Total Shareholders' Equity	(1,239)	3,663	8,081	7,882	7,915	3,955	8,081	8,173
Capital Ratios (%)	Total Equity / Assets	(0.61)	1.92	4.38	4.16	4.14	2.09	4.38	4.28
	Tier 1 Capital Ratio (Bank)	6.61	7.22	7.82	6.52	6.20	7.66	7.82	8.39
	Total Risk-Based Capital Ratio (Bank)	7.88	8.48	9.07	9.58	9.93	8.91	9.07	9.57
Per Share Data ($)	Common Shares Outstanding	1,468,800	1,468,800	1,468,800	1,468,800	1,468,800	1,468,800	1,468,800	1,468,800
	Book Value Per Share	(0.84)	2.49	5.50	5.37	5.39	2.69	5.50	5.56
	Earnings (loss) Per Share Basic and Diluted	0.18	3.77	2.95	(0.16)	0.01	0.03	2.77	0.02
	Dividends Paid	0	0	0	0	0	0	0	0
	Dividends Payout Ratio	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Asset Quality (%)	Reserves / Gross Loans (excl held for sale)	2.69	2.14	1.52	1.24	1.39	1.53	1.52	1.26
	Net Loan Charged-Offs / Average Loans	1.44	0.44	0.63	0.11	(0.46)	2.36	0.00	1.14
	Non-Accrual Loans	3,916	2,982	2,071	1,437	1,282	2,365	2,071	1,528
	Foreclosed Real Estate	2,807	2,558	2,239	2,240	2,356	2,172	2,239	2,239

($ in thousands)

Community Shores Bank Corporation

9

*Includes derivative liability recognition of $426,667

Community Shores Bank Corporation Market Overview 10

Community Shores Bank Corporation Employment Picture In Muskegon 11 55,000 57,000 59,000 61,000 63,000 65,000 67,000 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 Continuous Improvement The employment picture in our markets continues to improve. Source: Bureau of Labor Statistics

Community Shores Bank Corporation Real Estate Market Overview – 2013 versus 2014 12 Source: Bureau of Labor Statistics $133,698 $164,159 120,998 4,570 $123,928 $155,188 126,982 4,237 $0 $20,000 $40,000 $60,000 $80,000 $100,000 $120,000 $140,000 $160,000 $180,000 Michigan West Michigan Michigan West Michigan - 4.72% YOY Growth 2014 7.86% YOY Growth 5.78% YOY Growth 7.88% YOY Growth Number of Homes Sold Average Home Sale Price 2013 2014 2013 2013 2013 2014 2014

Community Shores Bank Corporation Market Share Opportunities 13 • Community Shores Bank controls 10 . 45 % of the deposits in Muskegon County . • Looking at Muskegon and Ottawa Counties combined, Community Shores Bank controls $ 169 . 5 million of the approximately $ 5 . 5 billion of deposits in the market . • The Bank’s core deposits have grown 44 % since the recession, which started in December, 2007 . However, there is sufficient opportunity for the Bank to continue to grow and gain market, from its many competitors . • The recently announced M&A transactions involving two Michigan banks with presence in our local market, may lead to employee turnover and customer dissatisfaction, which could benefit Community Shores Bank . Source: FDIC Data as of 6/30/2015

Deposit Market Share

Muskegon County Deposit Market Share

2015 Rank	Institution (ST)	Number of Offices	Deposits in Market ($000)	Market Share %
1	PNC Bank, National Association	8	368,444	24.79%
2	Fifth Third Bank	8	366,912	24.68%
3	Comerica Bank	5	209,670	14.10%
4	The Huntington National Bank	5	167,492	11.27%
5	**Community Shores Bank**	3	155,341	10.45%
6	JPMorgan Chase Bank, National Association	1	67,285	4.53%
7	The Shelby State Bank	3	53,591	3.61%
8	Choice One Bank	2	43,116	2.90%
9	Talmer West Bank	1	28,143	1.89%
10	Independent Bank	1	21,605	1.45%
11	Firstmerit Bank, National Association	1	4,904	0.33%
	Total for Institutions in Market	38	1,486,503	100%

Muskegon & Ottawa Counties Deposit Market Share

2015 Rank	Institution (ST)	Number of Offices	Deposits in Market ($000)	Market Share %
1	Fifth Third Bank	22	1,165,045	21.15%
2	Macatawa Bank	16	732,401	13.30%
3	The Huntington National Bank	16	715,792	13.00%
4	PNC Bank, National Association	15	551,908	10.02%
5	The Bank of Holland	2	483,694	8.78%
6	JPMorgan Chase Bank, National Association	6	361,210	6.56%
7	Comerica Bank	9	322,904	5.86%
8	Chemical Bank	10	304,977	5.54%
9	West Michigan Community Bank	4	213,489	3.88%
10	**Community Shores Bank**	4	169,536	3.08%
11	Flagstar Bank, FSB	4	149,932	2.72%
12	Talmer West Bank	3	112,513	2.04%
13	Choice One Bank	3	82,638	1.50%
14	Mercantile Bank of Michigan	1	53,799	0.98%
15	The Shelby State Bank	3	53,591	0.97%
16	Independent Bank	1	21,605	0.39%
17	Firstmerit Bank, National Association	3	12,391	0.22%
	Total for Institutions in Market	122	5,507,425	100%

Community Shores Bank is the community bank of choice in its local market and still has sufficient opportunity to gain market share from its many competitors in Muskegon and Ottawa Counties.

Community Shores Bank Corporation 14

Source: FDIC Data as of 6/30/2015

Community Shores Bank Corporation Asset Quality Overview 15 • Community Shores’ management and lending staff have successfully navigated through one of the worst economic cycles in recent banking history ; management believes that our credit quality and culture have been greatly enhanced through the implementation of credit administration policies and procedures designed to mitigate risk exposure in periods of severe economic stress . • An independent third party review, conducted as of December 30 , 2014 , noted that over 93 % of the loan portfolio had been rewritten since the financial crisis . We have analyzed these loans using new underwriting guidelines and the collateral values supporting these loans have been determined using more complex and refined methods and are based upon current market conditions . • Non - performing asset levels have decreased 428 % since they peaked in 2009 and 80 % of the non - accruing loans as of September 30 , 2015 are performing as agreed under various agreements . • The Bank had one residential ORE property at September 30 , 2015 . Of the $ 2 . 4 MM in ORE at third quarter end, 51 % is represented by 2 land development parcels and 2 commercial buildings . • As of September 30 , 2015 , past due and non - accrual loans to total loans have declined to pre - recessionary levels . The Federal Reserve Bank indicates that December 2007 was the beginning of the “Great Recession” . • There have been zero 90 day past due loans at a fiscal year end since 2009 . Importantly, there were no 60 day past due loans at either December 31 , 2014 or at September 30 , 2015 .

Community Shores Bank Corporation Non - Performing Asset Levels 16 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 12/09 12/10 12/11 12/12 12/13 12/14 9/15 $6.440 $3.382 $3.276 $2.809 $2.558 $2.239 $2.356 $0.645 $1.642 $0.321 $0.411 $0.57 $0.220 $0.145 $8.50 $7.28 $6.41 $3.50 $2.413 $1.85 $1.137 Millions ORE Consumer 90 Day/Non-Accrual Commercial 90 Day/Non-Accrual $12.306 $ 5.541 $6.724 $ 10.005 $ 15.587 $4.307 ($ 0.669M) $3.638

Community Shores Bank Corporation ORE Portfolio Composition 17 0 0.5 1 1.5 2 2.5 3 3.5 4 $5.884 $6.441 $3.383 $3.276 $2.806 $2.558 $2.239 $2.356 12/31/08 12/31/09 12/31/10 12/31/11 12/31/12 12/31/13 12/31/14 9/30/15 $1.080 $1.452 $0.706 $1.467 $1.716 $1.915 $1.606 $1.671 $0.604 $0.803 $0.164 $0.281 $0.159 $0.000 $0.000 $0.071 $4.200 $4.186 $2.513 $1.528 $0.931 $0.643 $0.633 $0.614 Millions Commercial Residential Land Development/Vacant Land

Community Shores Bank Corporation Past Due and Non Accrual Loans 18 0 1 2 3 4 5 6 7 8 9 10 11 12 12/07 12/08 12/09 12/10 12/11 12/12 12/13 12/14 9/15 Millions Non Accrual 90 60 30 $ 2.354 $ 11.253 $9.205 $ 7.895 $ 8.997 $ 10.299 $ 3.160 $ 1.433 $ 4.177

Community Shores Bank Corporation Past Due and Non Accrual Loans And Leases / Gross Loans and Leases 19 2.34% 5.02% 6.14% 6.66% 6.06% 5.33% 2.72% 2.35% 1.48% 1.16% 0.00% 1.00% 2.00% 3.00% 4.00% 5.00% 6.00% 7.00% 8.00% 9.00% 10.00% 9/30/2007 12/31/2008 12/31/2009 6/30/2010 3/31/2011 3/31/2012 3/31/2013 3/31/2014 3/31/2015 9/30/2015 Consent 6/30/10

Community Shores Bank Corporation Experienced, Committed & Focused Management and Directors 20 • Six of the Bank’s seven Senior Managers have been with the Bank since it opened in 1999 , representing a strong commitment to the future success of the organization . Collectively, they have over 206 years of banking experience . • In September 2015 , the Bank hired an experienced commercial lender, Michael Skinner, as Chief Lending Officer . His strength will assist the Bank in its plans to strategically grow the loan portfolio 5 to 7 . 5 % annually . • The Board and Management collectively own approximately 15 . 3 % of the Company’s stock before the current capital raise . The Board is committed to continuous improvements in earnings and achieving an attractive return for shareholders over the next few years . • The Board and Management successfully returned the Bank to a position of adequate capitalization (as defined under regulatory prompt corrective action guidelines) in 2012 without new equity investment . • Management has successfully reduced risk, improved asset quality, increased core funding and retained significant deposit market share, rated 5 th in Muskegon County, in an adverse economic environment and is fully focused on positioning the Bank for future growth and earnings .

Community Shores Bank Corporation Capital Deployment and Growth 21 • Management projects the Bank will attain a regulatory defined Tier 1 capital ratio of 8 . 5 % and a total risk based capital ratio in excess of 11 % through this offering resulting in : 1. An estimated $ 165 K reduction in annual FDIC insurance costs 2. An estimated reduction in 2016 D & O insurance of $ 50 K - $ 75 K • Elimination of senior debt with an associated reduction of $ 102 K annually in interest expense . • Loan growth of 5 - 7 . 5 % annually leveraging existing infrastructure and staffing . • Increasing local deposit market share recapturing 4 rd position in Muskegon County through strategic marketing and promotional investment . • Internally prepared projections show the potential for an ROA of 0 . 60 % and an ROE of 7 . 20 % by fiscal year end 2018 , without outside capital for substantial growth . We believe this would be greater with the capital from the rights offering .

Community Shores Bank Corporation Investment Opportunity 22 • The subscription rights offering provides existing shareholders the opportunity to invest in the Company after it has demonstrated consistent improvements in asset quality, funding and profitability without dilution and at a discount to book value . • CSHB is a proven, profitable entity whose performance will no longer be burdened by excessive regulatory oversight and associated expense . • The offering is being made at an attractive discount to tangible book value . • Management expects intangible benefits from the future release of the Regulatory Consent Order and Written Agreement . • Valuations in the financial services arena have improved but remain below historical averages, providing investors a potentially attractive valuation for new investment dollars in the form of oversubscription rights .

Community Shores Bank Corporation For Questions Regarding the Offering, Please Contact: 23 Heather D. Brolick President and CEO 231 - 780 - 1845 hbrolick@communityshores.com Tracey A. Welsh Senior Vice President and CFO 231 - 780 - 1847 twelsh@communityshores.com

Community Shores Bank Corporation 24 Gary F. Bogner - Chairman Gary F . Bogner (Director and Non - Officer Chairman of the Boards of Community Shores and the Bank) is a lifelong resident of Muskegon County . Mr . Bogner has been engaged in the business of real estate development since 1973 , and during the past 26 years has also engaged in a number of commercial enterprises and served them in various director and officer positions . During 2001 and 2002 , Mr . Bogner also served as President and a director of Safari Club International and Safari Club International Foundation, which are hunting and wildlife organizations . In addition, during the period from 1967 to 1983 , Mr . Bogner was an airline captain with Northwest Airlines, and from 1978 to 1982 was an executive officer of the Airlines Pilot Association . We determined that Mr . Bogner should be a member of our Board based on a number of factors . Mr . Bogner has many years of experience in real estate development, and has been involved in setting up and operating many other businesses . He has demonstrated valuable leadership skills as Chairman of our Board .

Community Shores Bank Corporation 25 Heather D. Brolick – President and CEO / Directors Heather D . Brolick (President, Chief Executive Officer and a Director of Community Shores and the Bank) has over 33 years of commercial banking experience . Ms . Brolick has served as President and Chief Executive Officer of Community Shores and the Bank since 2006 . From 1998 until 2006 , Ms . Brolick served as Senior Vice President of Community Shores, and served as Secretary of Community Shores from 2000 through April of 2007 . From 2003 until 2006 , Ms . Brolick served as President and Chief Operating Officer of the Bank, and from 1999 until 2003 , served as Senior Vice President Retail Lending and Operations of the Bank . Ms . Brolick served as Secretary of the Bank from 2000 through April of 2007 . Ms . Brolick joined the Board of Directors of the Bank in 2003 and the Board of Directors of Community Shores in 2006 . Ms . Brolick currently serves as a Director on the Board of the Employers Association of West Michigan ; as a Director on the Bankers Advisory Board of the Graduate School of Banking at the University of Wisconsin - Madison, and serves on the Michigan Bankers Association Bank Management Committee . Ms . Brolick also has served as past Board President and current Resource Committee Member of Harbor Hospice and a past Board Chairman, and Ambassador Emeritus of The Chamber of Commerce Grand Haven, Spring Lake and Ferrysburg . Ms . Brolick’s broad range of experience in substantially all aspects of community banking, together with her well - developed leadership skills and service as our President and Chief Executive Officer led us to conclude that she should serve on our Board .

Community Shores Bank Corporation 26 Tracey A. Welsh – Senior Vice President, CFO, and Treasurer Tracey A . Welsh (Senior Vice President, Chief Financial Officer and Treasurer of Community Shores and the Bank) is a certified public accountant and has 24 years of bank accounting experience . Ms . Welsh joined Community Shores in 1998 , before its initial public offering . She served as Controller of the Bank from early 1999 , when the Bank commenced operations, until January of 2002 . From 2002 through November of 2003 , Ms . Welsh served as Vice President, Chief Financial Officer and Treasurer of Community Shores and Vice President and Chief Financial Officer of the Bank ; and since November of 2003 has served as Senior Vice President, Chief Financial Officer and Treasurer of Community Shores and Senior Vice President and Chief Financial Officer of the Bank . Ms . Welsh has also served as Treasurer of the Bank since 2007 . She is a member of the AICPA and serves on the Michigan Bankers Association’s Funds Management Committee . Ms . Welsh is the Treasurer and a Board member of the Humane Society of West Michigan, the Treasurer and a Board member of the Timberland Charter Academy in Muskegon .

Community Shores Bank Corporation 27 Stanley L. Boelkins - Director Stanley L . Boelkins (Director) is an Associate Broker with Capstone Real Estate LLC, and has served in that position since his retirement as a professional real estate appraiser in 2006 . Mr . Boelkins has over 48 years of real estate appraisal experience in the greater Muskegon and Grand Haven market areas, having started his career in 1965 with Elden Nedeau and then establishing his own appraisal firm, Boelkins and Associates, in 1973 . Mr . Boelkins is a past Board Member of the Grand Haven Township Board of Trustees and served on the Township’s Planning Commission . He served as past President of what is now the Great Lakes Chapter of the Appraisal Institute, and was a Board Member of Grand Haven Bank, a subsidiary of Capital Bank Corporation, from 1995 until 2009 . Mr . Boelkins currently serves as Vice President of the Board of Directors of Timberland Charter Academy in Muskegon . We determined that Mr . Boelkins should be a member of our Board based on his many years as a business owner, professional appraiser, previous bank advisory board experience and extensive business relationships in both Muskegon and Grand Haven .

Community Shores Bank Corporation 28 Robert L. Chandonnet – Vice Chairman / Director Robert L . Chandonnet (Director and Non - Officer Vice Chairman of the Boards of Community Shores and the Bank) is the owner and President of The Nugent Sand Company, Inc . (‘‘Nugent Sand’’), which provides foundry sand to many foundries in the Great Lakes Region . Mr . Chandonnet has worked in the foundry industry since 1966 . He began working at Nugent Sand as Sales Manager in 1980 , and progressed to President of Nugent Sand in 1989 . Mr . Chandonnet purchased Nugent Sand from the prior owners in 1989 . He is a member of the National Industrial Sand Association, American Foundry Society, and Muskegon Country Club . Mr . Chandonnet’s many years of experience leading a foundry sand business, and his involvement in many charitable and non - profit organizations in the local community, led us to conclude that he should be a member of our Board .

Community Shores Bank Corporation 29 Bruce J. Essex - Director Bruce J . Essex (Director) is Chairman of Port City Group . From 1982 until 2001 , Mr . Essex owned and operated the Port City Group, a group of companies including Port City Die Cast, Port City Metal Products, Muskegon Castings Corp . , and Mirror Image Tool . Mr . Essex has over 40 years experience in the die casting industry . He is a principal in Port City Custom Plastics and Port City Castings Corporation, and serves as a Director on the Boards of Reid Tool, and as a Director on the Board of Supreme Machines . He is also a principal in Buck Snort Products, a rustic hardware and furnishings retail store, and Snow Protect, a manufacturer of snow retention products . We determined that Mr . Essex should be a member of our Board based on his many years of experience leading and operating successful die casting businesses, and his relationships in the business community .

Community Shores Bank Corporation 30 Julie K. Greene - Director Julie K . Greene (Director) is Chief Executive Officer of Muskegon SC, LLC, doing business as Muskegon Surgery Center, and has served in that position since 2009 . Muskegon Surgery Center is a free - standing surgical facility jointly owned by several Muskegon area physicians and Mercy Health Partners . Ms . Greene is also Chief Executive Officer of Orthopedic Associates of Muskegon and has served in that position since 2012 . From 2004 until 2009 , she served as the Executive Director of Grand Valley Health Management, Inc . and Grand Valley Surgical center, LLC . Ms . Greene serves as the President of St . Thomas Educational Foundation, is past President and a member of Michigan Ambulatory Surgery Association, and is a member of the Ambulatory Surgery Center Association, the National Medical Group Management Association and the Michigan Medical Group Management Association . Ms . Greene’s considerable experience in the health care field and her extensive familiarity with regulations, audit requirements and compliance, as well as her professional management and leadership skills were major factors in our determination that she should be a member of our Board .